Mail Stop 4561

April 26, 2006

Mr. Thomas P. Dunne
Chairman and Chief Executive Officer
SteelCloud, Inc.
14040 Park Center Road
Herndon, Virginia

  Re: **SteelCloud, Inc.**
    Form 10-K for the Fiscal Year Ended October 31, 2005
    Form 10-Q for the Fiscal Quarter Ended January 31, 2006
    File No. 000-24015

Dear Mr. Dunne:

  We have reviewed the above referenced filings and your response letter dated April 10, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Note 2. Restatement, page F-6 and F-7

1. Your response to prior comment number 2 indicates that you believe that it is appropriate to isolate the restatement and reflect the cumulative effect of the correction of the error in one quarterly period (i.e. the fourth quarter of fiscal year 2004). Tell us how your accounting complies with APB Opinion 28, paragraph 29, and APB Opinion 20, paragraph 38. As part of your response, provide your full materiality analysis to support reporting the cumulative effect of the correction of the error in the fourth quarter 2004. We refer you to SAB 99.

Revenue Recognition, page F-9

2.   Your response to prior comment number 4 indicates that you report revenue on a gross basis for the resale of software maintenance services. Your response also indicates that you are not the primary obligator with regard to the software maintenance service. You further state that you "satisfy all of the following which would necessitate gross revenue recognition". Clarify how each of the factors identified apply to your maintenance contract (on a stand-alone basis) and clearly indicate why each factor would be a strong indicator for supporting gross revenue presentation. Ensure to explain why you believe that it is appropriate for you to report revenue on a gross basis even though you are not the primary obligator of the maintenance contact, which is a strong indicator of net reporting. This evaluation is essential since the maintenance contract is a transaction to obtain a <u>service</u> that will be provided by a third party and you do not have involvement in the delivery or fulfillment of the services that the customer is purchasing. We refer you to Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, Section I.J, released on March 31, 2001.

3.   Tell us how you classify the revenue earned from the maintenance contracts in your statements of operations (i.e., products or services). Since the maintenance contract represents services, the revenue earned should be reported in the service line-item. See Rule 5-03 of Regulation S-X.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief